FILED BY ENTERPRISE PRODUCTS PARTNERS L.P.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14A-12 AND RULE 14D-2(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: GULFTERRA ENERGY PARTNERS, L.P.
COMMISSION FILE NO.: 1-11680

ENTERPRISE PRODUCTS PARTNERS L.P. (“ENTERPRISE”) AND GULFTERRA ENERGY PARTNERS, L.P. (“GULFTERRA”) WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING ENTERPRISE, GULFTERRA AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF ENTERPRISE AND GULFTERRA SEEKING THEIR APPROVAL OF THE MERGER TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT IS AVAILABLE) AND OTHER RELEVANT DOCUMENTS CONTAINING INFORMATION ABOUT ENTERPRISE AND GULFTERRA AT THE SEC’S WEB SITE AT WWW.SEC.GOV. COPIES OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THE SEC FILINGS THAT WILL BE INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO THE RESPECTIVE PARTNERSHIPS.

ENTERPRISE AND GULFTERRA AND THE OFFICERS AND DIRECTORS OF THEIR RESPECTIVE GENERAL PARTNERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THEIR SECURITY HOLDERS. INFORMATION ABOUT THESE PERSONS CAN BE FOUND IN ENTERPRISE’S AND GULFTERRA’S RESPECTIVE ANNUAL REPORTS ON FORM 10-K FILED WITH THE SEC AND IN THE SCHEDULE 13D FILED BY DAN L. DUNCAN WITH THE SEC, AS AMENDED ON DECEMBER 18, 2003, AND ADDITIONAL INFORMATION ABOUT SUCH PERSONS MAY BE OBTAINED FROM THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.

         Enterprise Products Partners L.P. is filing a slide presentation presented by Michael A. Creel, Executive Vice President and Chief Financial Officer of its general partner, on March 2, 2004 at the Annual Investor Conference of the Coalition of Publicly Traded Partnerships. This presentation contains various information regarding the proposed merger with GulfTerra Energy Partners, L.P.

PRESENTATION

Coalition of Publicly Traded Partnerships Annual Investor Conference Essex House, New York March 2, 2004 Michael A. Creel Executive Vice President & CFO

Forward-Looking Statements This presentation contains various forward-looking statements and information that are based on Enterprise’s beliefs and those of its general partner, as well as assumptions made by and information currently available to them. When used in this presentation, words such as “anticipate,” “project,” “expect,” “plan,” “goal,” “forecast,” “intend,” “could,” “believe,” “may,” and similar expressions and statements regarding the contemplated transaction and the plans and objectives of Enterprise for future operations, are intended to identify forward-looking statements. Although Enterprise and its general partner believes that such expectations reflected in such forward looking statements are reasonable, neither it nor its general partner can give assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those Enterprise anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on Enterprise’s results of operations and financial condition are: fluctuations in oil, natural gas and NGL prices and production due to weather and other natural and economic forces; a reduction in demand for its products by the petrochemical, refining or heating industries; a decline in the volumes of NGLs delivered by its facilities; the failure of its credit risk management efforts to adequately protect it against customer non-payment; terrorist attacks aimed at its facilities; the failure to complete the proposed merger; the failure to successfully integrate the respective business operations upon completion of the merger or its failure to successfully integrate any future acquisitions; and the failure to realize the anticipated cost savings, synergies and other benefits of the proposed merger. Enterprise has no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Company Overview Leading midstream energy company serving producers and consumers of natural gas and natural gas liquids (NGLs) Founded in 1968. Initial public offering in July 1998 2nd largest publicly traded midstream energy partnership with an enterprise value of over $7 billion 438th on the Fortune 500 119th on Barron’s list of best performing companies

Business Strategy Build an integrated midstream energy business - not just collecting assets Capitalize on organic growth opportunities to serve natural gas and NGL production Partner with customers in joint venture projects to gain access to feedstock and market for products Expand asset base through accretive acquisitions of complementary midstream assets Maintain solid capital structure to manage liquidity and capital resources, provide financial flexibility and fund growth opportunities

Integrated Midstream Energy Services Fees earned at each link of value chain Natural Gas Pipelines Gas Processing (Removes Mixed NGLs) NGL Pipelines NGL Fractionation (separation) Storage & Distribution Markets / Storage NGL Storage NGL Products Ethane Isobutane Normal Butane Propane Natural Gasoline

Overview of Operations Pipelines (Fee-based) Invested $2.1 billion since IPO Over 14,000 miles of natural gas, NGL & petrochemical pipelines 140 MMBbls of underground storage capacity Import/Export Terminal on Houston Ship Channel Fractionation (Fee-based) Invested $400 million since IPO 13 plants - net capacity of 500 MBPD Processing Invested $600 million since IPO 12 plants - net gas processing capacity of 3.3 billion cubic feet of natural gas per day Octane Enhancement Octane Enhancement was (3%). Gross operating margin excludes non-cash charges of $23.7 million. 2003 Gross Operating Margin 96% Fee-based

Management Commitment & Alignment Largest percentage ownership of LP units in the energy industry Management owns 58% of the units outstanding Management has invested approximately $250 million in the partnership in the last 18 months, including Three follow-on offerings ($69 million), Reinvested distributions every quarter through the DRP since its inception in July 2003 ($75 million), and Investment in Class B Special Units in Dec 2003 ($100 million) Management has committed to invest an additional $120 million through the DRP through first quarter 2005 Focused on long-term total return of common units Eliminated GP’s 50% incentive distribution right for no consideration, transferring significant, future value to the limited partners

MLP Math: 50% vs. 25% Splits Annualized Cash Distribution Rate to LP Units 8% Growth w/50% Splits = 12% Growth w/25% Splits

MLP Math: 50% vs. 25% Splits Cash Transferred from GP to LP Annually

Focus on Growing the Partnership Investing in Hard Assets...

Successful Execution of Growth Strategy System Map

Total Return in MLP Group Note: Assumes quarterly distributions reinvested (a) Includes BPL, EEP, EPD, KMP, KPP, NBP, PAA, TPP.

Improving Outlook

2003 Business Environment Overview Weakness in the general economy and the recession in manufacturing sector resulted in weak demand for petrochemicals. Reduced production of ethylene, the basic building block for most petrochemicals. Ethylene facilities are the largest single consumer of NGLs - particularly ethane. High natural gas prices affect both feedstock costs (ethane and propane) and fuel costs for petrochemical industry. Throughout the 3Q03 and 4Q03, petrochemicals continued increasing the use of NGLs.

Ethane Demand In 2003 Source: Pace Hodson Report

Signs of Recovery in NGL Demand 2003 Indicative Gulf Coast Processing Economics Source: Bloomberg based on beginning of month prices.

Improved Business Conditions For the last three months, ethylene production has averaged 53 billion lbs compared to an average of 48 billion lbs at the bottom of the trough last year and 51 billion lbs for 2003. Ethane demand has averaged 723,000 barrels per day for the last three months compared to 560,000 barrels per day at the low point in June last year, and 688,000 barrels per day on average for 2003. Henry Hub natural gas prices have decreased from $6.30/MMBtu to $5.10/MMBtu since the beginning of the year. Improved gas processing margins and increased NGL volumes flowing on the Gulf Coast. Improved ethane extraction economics in January for Southwest Wyoming. Mid-America “adjusting” incentive tariff in place starting February 9th to maximize incremental margin during periods of weak ethane extraction economics.

Comments from Dupont Fourth Quarter Earnings Release January 27, 2004 DuPont Co. (NYSE: DD), the second-largest U.S. chemicals maker, on Tuesday said its fourth-quarter profit rose 82 percent after a large gain and forecast that resurgent business will buoy this year’s results. “We saw strong economic growth in the fourth quarter and believe it will continue to gain momentum in 2004,” Chairman and Chief Executive Officer Charles Holliday said in a statement. “We believe that 2004 may provide the best global economic improvement we’ve seen in several years.”

Comments from Dow Chemical Fourth Quarter Earnings Release, January 29, 2004 A 12 percent increase in prices, and an 8 percent increase in volume, helped to offset a 15 percent increase in feedstock and energy costs compared with the same quarter of last year. Price increases were recorded in all geographic areas and in all segments, with double-digit increases recorded in the basics segments. In the Plastics segment, polyethylene and polypropylene posted significant volume gains in North America compared with a year ago, while European PET volume growth exceeded 10 percent. In Plastics, price improvements were achieved in all geographic areas. “We were encouraged by the broad-based volume growth in the (fourth) quarter which was the highest increase we’ve seen in over a year......Looking into 2004, we expect stronger global economic growth will improve chemical industry demand, tightening industry supply/demand balances.” William Stavropoulos, Chairman & CEO

Comments from Citigroup Equity Analyst Feb. 2, 2004 The ethylene operating rates are currently in the 83%-85% range. There is a good possibility that ethylene operating rates will approach the “magical” 90% mark by 2005, as industrial production expands and little capacity comes on-line. Additionally, all the “swing” capacity is in the US and Europe, as the Middle East and Asia (China) are running full out. So new demand growth will soak up the excess capacity in the U.S.

Merger of Enterprise Products Partners L.P. and GulfTerra Energy Partners, L.P.

Investor Notice

- Enterprise Products Partners L.P. ("Enterprise") and GulfTerra Energy Partners, L.P. ("GulfTerra") will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the joint proxy statement/prospectus when it becomes available, because it will contain important information regarding Enterprise, GulfTerra and the merger. A definitive joint proxy statement/prospectus will be sent to security holders of Enterprise and GulfTerra seeking their approval of the merger transactions. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Enterprise and GulfTerra, without charge, at the SEC's web site at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to the respective partnerships.
- Enterprise and GulfTerra and the officers and directors of their respective general partners may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Enterprise's and GulfTerra's respective Annual Reports on Form 10-K filed with the SEC, and additional information about such persons may be obtained from the proxy statement/prospectus when it becomes available.

©All rights reserved. Enterprise Products Partners L.P.
22

Introduction On December 15, 2003, Enterprise Products Partners L.P. (EPD), GulfTerra Energy Partners, L.P. (GTM) and El Paso Corporation (EP) announced a multi-step transaction that results in the merger of a wholly-owned subsidiary of EPD and GTM. EPD will be the surviving parent GTM will survive as a wholly-owned subsidiary of EPD Combination of EPD and GTM creates one of the leading providers of midstream energy services in the U.S. with an enterprise value of $13B. Combined businesses provide a complete array of services for producers and consumers of natural gas, natural gas liquids (NGLs) and crude oil from wellhead to end user in key producing and consuming regions. Natural gas gathering, treating, processing, transportation and storage NGL transportation, fractionation, storage, distribution and import/export terminaling Gulf of Mexico crude oil gathering and transportation Gulf of Mexico hub platform services

Combined EPD and GTM System Map

Significance of Transaction Strong asset position serving the major producing basins GOM onshore, shelf and deepwater South and East Texas Permian Basin San Juan Basin Rocky Mountains Canada’s Western sedimentary basin through connections with third party pipelines in the upper Midwest Full service franchise serving the largest consuming regions of natural gas, NGLs and crude oil on the U.S. Gulf Coast Complementary business profile generates substantial cash flow from fee-based services and provides a natural hedge to changes in commodity prices GTM’s assets generally have a positive margin correlation to a strong or average hydrocarbon (natural gas, NGLs, crude oil) price environment while EPD’s assets generally have positive margin correlation to a stable or lower hydrocarbon price environment

Overview of Combined Operations Pipelines 17,000+ miles of natural gas pipelines 13,000+ miles of NGL and petrochemical pipelines 340+ miles of GOM crude oil pipelines 164 MMBbls of NGL storage capacity 23 Bcf of natural gas storage capacity 6 GOM offshore hub platforms NGL Import/export terminals on the Houston Ship Channel Fractionation 17 plants with net capacity of approximately 650 MBPD Natural Gas Processing 26 plants with a net processing capacity of 6.5 Bcfd Over 70% of contract mix is fee-based, percent-of-proceeds or percent-of-liquids

Step 1 Transaction Overview The transaction is structured in two steps. Step 1 closed on December 15, 2003. Step 2 will take place after unitholder approval, FTC approval and satisfaction of other customary closing conditions (expected 2H2004). Step 1 EP reacquired 9.9% ownership interest in GTM’s general partner from Goldman Sachs prior to completion of Step 1 EPD acquired 50% ownership interest in general partner of GTM from EP for $425 million in cash EPD initially financed Step 1 using proceeds from borrowings from existing credit facilities and an acquisition credit facility

Step 1 Transaction Governance The portion of the GTM general partner’s membership interest purchased by EPD: has a sharing ratio of 50%; and is non-voting with respect to directors and/or management of GTM, but EPD will have to approve any voluntary bankruptcy petition or any other action relating to the bankruptcy, liquidation or dissolution of GTM GP An affiliate of EP continues to be the managing member of GTM’s general partner

Step 1 Transaction Other Provisions There are no unwind provisions. If the merger of EPD and GTM does not occur - EPD will continue to own the 50% interest in GTM’s general partner and receive 50% of all future cash distributions paid by GTM to its general partner Each of EPD and EP has a right of first refusal if the other party elects to sell any portion of its interest in the GTM general partner

Step 2 Transaction (EPD/GTM Merger) Overview EP contributes its 50% ownership interest in GTM’s general partner to EPD’s general partner in exchange for a 50% ownership interest in EPD’s general partner. 50% interest in GTM’s general partner interest (with associated annual cash flow of $42.5MM) is contributed by EPD’s general partner to EPD for no consideration. EPD will purchase approx. 13.8 million GTM units owned by EP for $500 million in cash. Purchase price based on a 10% discount to the average GTM price for 20 trading days prior to the announcement ($36.19 per unit). EPD subsidiary and GTM merge with EPD being the surviving parent entity and GTM surviving as a wholly-owned subsidiary of EPD.

Step 2 Transaction (EPD/GTM Merger) Overview (continued) GTM unitholders will receive 1.81 EPD common units for each GTM unit Represents a 2.2% premium based on GTM and EPD closing prices just prior to the announcement EP will exchange its remaining 7.5MM GTM units at 1.81x for 13.6 EPD units. Estimated EPD units outstanding after the merger will be approximately 318.9MM units. EPD expects to increase the cash distribution rate to at least $1.58 per unit after closing Step 2 (current GTM equivalent of $2.86 per unit) Concurrent with merger, EPD will purchase 9 South Texas natural gas processing/treating plants from EP for $150MM Plants are integral to GTM’s intrastate natural gas pipeline and NGL fractionation and pipeline systems

Value Drivers for Merger Creates $13B partnership with the best GP structure among the universe of publicly traded partnerships GP incentive distribution right capped at 25%, resulting in a lower cost of capital for the combined partnership; greater accretion from organic and acquisition growth; and transfer of economic value from GP to LP Contribution of 50% ownership in GTM’s GP (representing current annual cash flow of $42.5MM) by EPD GP to EPD for no consideration EPD’s GP effectively subsidizing transaction to benefit EPD’s LP unitholders and debt investors Consistent with GP’s focus of economic alignment with LP unitholders (post-closing the merger, affiliates of EPD’s GP will own approx. 43% of EPD’s LP units) Traditional merger synergies Incremental organic growth and commercial opportunities Annual cost savings initially estimated at $30 million Potential interest savings

Current Capitalization Actual ($Millions) 12/31/03 Cash $ 44.3 Capitalization: Debt 2,139.5 Minority Interest 86.4 Partners’ Equity 1,706.2 Total Capitalization $3,932.1 Total Debt to Total Capitalization 54.4% Net Debt to Total Capitalization 53.9%

EPD Step 2 Estimated Post-closing Ownership Historical ownership at December 1, 2003 adjusted only for the issuance of $100MM of Class B Special Units and the estimated number of EPD units issued in exchange for GTM units at the consummation of the merger.

Key Investment Considerations Strong track record of value creation Invested $2.5 billion in stable, fee-based assets in the last 3 years Increased distribution rate 9 times or 66% since the IPO, from $0.90/unit to $1.49/unit Long-term total return on LP units 387% total return since January 1999 Landmark action to eliminate GP’s 50% incentive distribution right at no cost Focus on continued growth Based on leading market position in deepwater Gulf of Mexico, Rocky Mountains and U.S. Gulf Coast Successful history of executing disciplined growth strategy Continue consistent increases in cash distribution rate Invest in the growth of the partnership Retain some cash flows in partnership to fund future growth

Key Investment Considerations (Continued) Extensive relationships with major industry participants 20 year contract to process all of Shell’s offshore GOM production under a life of lease dedication as part of our acquisition of Shell’s midstream business in 1999 Positioned to benefit from increased volumes of NGL-rich natural gas to be produced from the deepwater GOM and Rocky Mountain region Experienced and deep management team whose economic interest is fully aligned with the unitholders Highest ownership of LP units by management in the industry at 58% Wealth of industry experience and a deep bench comprised of 28 officers with an average of 28 years of industry experience

Q & A